[DST Letterhead]





September 2, 2005


United States Securities and Exchange Commission
Mail Stop 4-6
Washington, D.C. 20549
Attention:  Mark P. Shuman



     Re:  DST Systems, Inc.
          Post-Effective Amendment No. 13 to Form S-3
          File No. 333-109130

Dear Mr. Shuman:

     We are writing in response to your comments received via telephone on July 28, 2005 setting forth comments of the Securities and Exchange Commission's staff with respect to the above-referenced filing.

     1. As a result of a clerical error, we erroneously incorporate by reference our Current Report on Form 8-K filed on June 20, 2005 twice and neglected to reference our Current Report on Form 8-K filed on June 29, 2005. We have corrected this clerical error to incorporate by reference our Current Report on Form 8-K filed on June 20, 2005, as well as our Current Report on Form 8-K filed on June 29, 2005, on page (i) of the Filing, under the caption "Where You Can Find More Information."

     2. We have further incorporated by reference our Quarterly Report on Form 10-Q for the period ending June 30, 2005, and have updated the above filing where appropriate to reflect our second quarter financial results.

     In addition, we hereby acknowledge that:

     o should the Commission or the staff, acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

     o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

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     o    we  may  not  assert  the  staff  comments  and  the   declaration  of
          effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please let us know if you require anything further with respect to this Filing. We request that the Filing be declared effective as soon as practicable after your receipt of this letter.

                                                     Sincerely,


                                                     /s/ Kenneth V. Hager